Exhibit 99.61

FOR IMMEDIATE RELEASE

Friday, September 27, 2019

Formula 1 legend Barrichello to appear at Miami esports conference

  ●   Brazilian racing legend to feature in keynote at Esports BAR - The World’s Business Esports Arena

  ●   Joins Millennial Esports President and CEO Darren Cox to discuss the crossover between sports and esports

Miami, FL (Friday, September 27, 2019) – Millennial Esports Corp. (“Millennial” or the “Company,” TSX VENTURE: GAME, OTCQB: MLLLF): Brazilian Formula 1 legend and esports investor Rubens Barrichello is bringing his insights from the real and virtual racing worlds to Miami next week as a keynote speaker for a major esports business conference.

Barrichello will join Millennial Esports President and CEO Darren Cox in a keynote appearance at Esports BAR - The World’s Business Esports Arena, which will be held at the JW Marriott Turnberry Miami from October 2-4.

The record holder for the most race starts in Formula 1 history (322), Barrichello retired from Formula 1 after the 2011 season but remains a highly active racer competing both in real-world competition and virtually.

His incredible Formula 1 career featured 11 race wins, 68 podium results, 14 pole positions, 17 fastest laps and a total of 658 points for the Ferrari, Jordan, Stewart, Honda, Brawn, and Williams teams.

Barrichello and fellow ex-F1 rival Juan Pablo Montoya joined Millennial Esports in August as investors and key advisors. The Toronto-based company aims to revolutionise esports racing and the racing gaming genre via its industry-leading gaming studio Eden Games (Lyon, France); race simulator manufacturer Allinsports (Maranello, Italy and Miami, FL) and the ultimate gamer to racer competition, World’s Fastest Gamer, which is managed by Millennial Esports company IDEAS+CARS.

Additionally, Millennial Esports own the Barcelona, Spain-based data consultancy Stream Hatchet - the industry leader in esports live streaming data analysis.

“I race online in various iRacing championship all the time and see the size and passion of the community. The competition is very intense. I know there are a lot of competitors who push that little bit harder when they see my name and wonder whether they are actually racing against an ex-Formula 1 driver,” said Barrichello “Esports presents so many opportunities for talented drivers to go racing. Racing in a real-world situation is so expensive, but there is an incredible amount of hidden talent out there driving simulators.

“I also know the appetite for sponsors to get involved in esports racing, but there are not many credible opportunities. I looked at Millennial Esports’ current and future projects and felt that this was a turning point for the industry, and I wanted to be fully involved.

“The beauty of esports racing is that it is the only genre where your skills in the virtual world can transfer directly to the real thing.

“That is where esports racing can provide some incredible opportunities. I’m looking forward to talking to more people about it at Esports BAR in Miami and learning more about other great esports industry opportunities.”

Apart from his virtual exploits, Barrichello competes in the Brazilian Stock Car Championship - recently recording his fourth victory of the season. He also recently returned to single-seater open-wheel competition in Australia competing in the debut weekend for the new S5000 championship and finishing the weekend with a second- place result.

Renowned as the “Godfather of esports racing,” Millennial Esports’ Cox created Nissan’s famous GT Academy program, which took PlayStation gamers from the couch to the cockpit. Appointed as Millennial’s President and CEO in July, he also created the World’s Fastest Gamer program, which takes gamers from all platforms - PC, console and mobile - to find the best of the best.

Next month’s World’s Fastest Gamer “California Dreamin” finals will feature ten gamers fighting it out for a chance to earn a real-world GT race drive in 2010 valued at more than US$1 million.

“We’re at a fascinating time in the development of the esports racing genre and Rubens and I are both looking forward to discussing the possibilities at Esports BAR in Miami,” Cox said.

“Competitions featuring games like Fortnite and DOTA have been grabbing the headlines with massive prize pools and the team at Millennial Esports also see incredible opportunities ahead via esports racing.

“We’re looking to professionalise this sector of the sport and take advantage of the market intelligence we have access to via Stream Hatchet. We have some exciting developments looming ahead, including some brilliant news for the Miami area that we’re looking forward to announcing next week.”

Esports BAR Miami is the world’s leading international business, conference and networking event for esports and leaders shaping the future of esports. Barrichello and Cox’s keynote appearance is scheduled for 12:45 p.m. to 1:45 p.m. on Thursday, October 3.

About Millennial Esports Corp.

Millennial Esports Corp. (MEC) recently restructured its business and leadership team. MEC now focuses exclusively on two areas – esports racing and esports data provision. With publishing, IP, content, and data expertise in its portfolio, combined with a new board and management team, MEC is ready to lead the rush to profitability in the esports industry.

MEC aims to revolutionise esports racing and the racing gaming genre via its industry-leading gaming studio Eden Games (Lyon France) which focuses on mobile racing games and its unique motorsport IP, including World’s Fastest Gamer (created and managed by wholly-owned subsidiary IDEAS+CARS, Silverstone UK).

Building on the leading position of Stream Hatchet (a Barcelona, Spain-based wholly-owned subsidiary) MEC provides robust esports data and management information to brands, sponsors, and industry leaders. This data allows the esports industry to use this data to monetize the huge number of eyeballs in the gaming and esports space.

NEITHER TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

Media Contact

Gavin Davidson

Gdavidson@millennialesports.com

705.446.6630